February 12, 2016
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
999999-9999

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:  YCG Funds – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of YCG Funds, a Delaware statutory trust and an open-end management investment company registered under the Investment Company Act of 1940 (the “Trust”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Trust’s preliminary notice of special meeting, proxy statement and form of proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the special meeting of shareholders for the series of the Trust, the YCG Enhanced Fund (the “Fund”).  The special meeting has been set for March 14, 2016.

To the Trust’s knowledge, the only substantive matter to be considered at the special meeting of shareholders is to vote to remove the Fund’s fundamental policy that incorrectly states the Fund will function as a diversified fund instead of a non-diversified fund.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter. D. Fetzer

Peter D. Fetzer

Attachments

cc:	Will Kruger
Brian Yacktman

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.